John P. Nolan, Accounting Branch Chief

Edwin Adames, Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F St. NE

Washington DC 20002

Re:	Auburn National Bancorporation, Inc.

Form 10-K filed March 31, 2005

File No. 0-26486

Dear Messrs. Nolan and Adames,

Auburn National Bancorporation, Inc. (the “Company”) received your letter dated May 25, 2005 regarding the Securities and Exchange Commissions Staff’s comments on the above-referenced filing. The Company’s response to the Staff’s comments follows.

Form 10-K for Year ended December 31, 2004

Note (1)(e). Summary of Significant Accounting Policies – Loans – page 52

1.	Comment. We refer to the statement that interest on loans is credited to income using the simple interest method. In this regard, explain to us the basis for using this method to record interest instead of the effective interest method prescribed by paragraph 19 of SFAS 91 computed by calculating a constant effective yield.

Response. The Company has determined that its statement regarding the use of the simple interest method did not accurately reflect the method actually used. The Company follows SFAS 91 and records interest using the effective interest method prescribed by paragraph 19 of SFAS 91.

The Company has concluded that its description of the interest method used as the simple interest method rather than the effective interest method is not material, and therefore we believe an amendment to the Company’s annual report on Form 10-K is not necessary. The Company proposes to use the following language to note the actual method used in its next filing on Form 10-Q and in subsequent filings on Form 10-K:

Interest on loans is credited to income by the use of the effective interest method.

We appreciate your review and assistance in ensuring our compliance with the applicable disclosure requirements and enhancing the overall disclosure in our filing.

In connection with this response, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ C. Wayne Alderman
C. Wayne Alderman Director of Financial Operations